SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)

                           Harris & Harris Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   413833-10-4
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                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

            [_]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [_]   Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413833-10-4
          -----------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Masters Capital Management, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      568,200

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      568,200

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      568,200

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.94%

12.   TYPE OF REPORTING PERSON*

      OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 413833-10-4
          -----------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Masters

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      568,200

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      568,200

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      568,200

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.94%

12.   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 413833-10-4
          -----------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Marlin Fund Offshore, Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

6.    SHARED VOTING POWER

      318,762

7.    SOLE DISPOSITIVE POWER

8.    SHARED DISPOSITIVE POWER

      318,762

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      318,762

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.77%

12.   TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 413833-10-4
          -----------

Item 1(a).  Name of Issuer:

            Harris & Harris Group, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

            111 West 57th Street
            New York, NY 10019

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Item 2(a).  Name of Persons Filing:

            Michael Masters
            Masters Capital Management, LLC
            Marlin Fund Offshore, Ltd.

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            17 Church Street, 3rd Floor
            Christiansted, VI 00820

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Michael Masters - United States of America
            Masters Capital Management, LLC - Georgia Limited Liability Company Marlin Fund Offshore, Ltd. - a limited corporation organized under the laws of the British Virgin Islands

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Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            413833-10-4

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   [_]   Broker or dealer  registered  under Section 15 of the Exchange
                  Act.

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   [_]   Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act.

      (d)   [_]   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act.

      (e)   [_]   An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);

      (f)   [_]   An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   [_]   A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   [_]   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act;

      (i)   [_]   A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act;

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

      568,200 shares owned by Michael Masters and Masters Capital Management, LLC; 318,762 shares owned by Marlin Fund Offshore, Ltd.

            --------------------------------------------------------------------

      (b)   Percent of class:

      4.94% owned by Michael Masters, Masters Capital Management, LLC; 2.77% owned by Marlin Fund Offshore, Ltd.

            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i) Sole  power to vote or to  direct  the vote
      0 shares  with  sole power to vote or to direct the vote,

            (ii)  Shared  power to vote or to direct the vote  Michael  Masters:
      568,200 shares with shared power to vote or to direct the vote; Masters Capital Management, LLC: 568,200 shares with shared power to vote or to direct the vote; Marlin Fund Offshore, Ltd.: 318,762 shares with shared power to vote or to direct the vote.

            (iii) Sole power to dispose or to direct the disposition of:

      0 shares with sole power to dispose or to direct the disposition of.

            (iv) Shared power to dispose or to direct the disposition of:

      Michael Masters: 568,200 shares with shared power to dispose or to direct the disposition of; Masters Capital Management, LLC: 568,200 shares with shared power to dispose or to direct the disposition of; Marlin Fund Offshore, Ltd.:
318,762 shares with shared power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

            The Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities.

            --------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A

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Item 7.     Identification  and  Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company or Control Person.

      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A

            --------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A

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Item 9.  Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A

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Item 10.  Certifications.

      By signing below I certify that, to the best of my and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         MASTERS CAPITAL MANAGEMENT, LLC

                                     (Date)

                                February 4, 2004

                                   (Signature)

                             By: /s/ Michael Masters

                    ----------------------------------------
                                  (Name/Title)

                        Michael Masters, Managing Member


                           MARLIN FUND OFFSHORE, LTD.

                                     (Date)

                                February 4, 2004

                                   (Signature)

                             By: /s/ Michael Masters

                    ----------------------------------------
                                  (Name/Title)

                            Michael Masters, Director

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this schedule 13G/A dated February 4, 2004 relating to the Common Stock of Harris & Harris Group, Inc. shall be filed on behalf of the undersigned.

                                              /s/ Michael Masters
                                              -------------------

                                              MASTERS CAPITAL MANAGEMENT, LLC

                                              By: /s/ Michael Masters
                                              -----------------------
                                              Michael Masters, Managing Member

                                              MARLIN FUND OFFSHORE, LTD

                                              By: /s/ Michael Masters
                                              -----------------------
                                              Michael Masters, Director

02115.0001 #461248